Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Appendix 4D – Half Year Ended 30 September 2012
Key Information	Half Year Ended 30 September
	2012 US$M	2011 US$M	Movement
Net Sales From Ordinary Activities	674.1	645.2	Up	4%
Profit From Ordinary Activities After Tax Attributable to Shareholders	83.5	128.4	Down	35%
Net Profit Attributable to Shareholders	83.5	128.4	Down	35%
Net Tangible Assets (Liabilities) per Ordinary Share	US$0.14	US$(0.77)	Up	—

Dividend Information

•	A FY2012 second half ordinary dividend (FY2012 second half dividend) of US38.0 cents per security was paid to CUFS holders on 23 July 2012.

•	A FY2013 first half ordinary dividend (FY2013 first half dividend) of US5.0 cents per share/CUFS is payable to CUFS holders on 25 January 2013.

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Record date is 18 December 2012 to determine entitlements to the FY2013 first half dividend (i.e. on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	This FY2013 first half dividend and future dividends will be unfranked for Australian taxation purposes.

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The FY2013 first half dividend will be paid free of Irish 20% withholding tax to CUFS holders with a registered address that is in a country that has a double tax treaty with Ireland, which includes Australia.

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The Australian currency equivalent amount of the FY2013 first half dividend to be paid to CUFS holders will be announced after the record date. The amount payable to shareholders who have elected to receive their dividend in NZ dollars or British pounds will also be announced on the same date.

•	No dividend reinvestment plan is in operation for this FY2013 first half dividend.

Movements in Controlled Entities during the half year ended 30 September 2012

The following entity was de-registered during the half year ended 30 September 2012:

•	James Hardie Aust Investments No 1 Pty Ltd (5 June 2012)

The following entity changed its name:

•	James Hardie International Holdings plc changed its name to James Hardie International Holdings Limited (25 April 2012)

Review

The results and financial information included within this half year report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 2nd Quarter and Half Year Ended 30 September 2012

Contents

1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements

5.	Half-Yearly Directors Report

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2012 Annual Report which can be found on the company website at www.jameshardie.com.